Arrow Financial Corporation

ARLS
P.E
12/31/01


Glens Falls National

2001 Annual Review

Printed on Finch Fine Bright White Paper
Finch, Pruyn & Co., Inc.,
Glens Falls, New York



Table of Contents

page

TO SHAREHOLDERS & FRIENDS





Thomas L. Hoy, President & C.E.O.

"Arrow Financial Corporation remained steadfast in our focus on the fundamentals of our Upstate New York community banking franchise."

During 2001, Arrow Financial Corporation remained steadfast in our focus on the fundamentals of our Upstate New York community banking franchise. The result was a 15.6 percent increase in net income and a 6.4 percent increase in total assets.

Net income reached $15.8 million, up from $13.7 million in 2000. Diluted earnings per share increased 14.6 percent to $2.04, up from $1.78. Total assets rose 6.4 percent to $1.151 billion from $1.081 billion at the previous year-end.

Despite a slowdown in the domestic economy, solid growth was evident across our business:

- Our Return on Average Equity in 2001 was 18.17 percent and our Return on Average Assets was 1.41 percent.
- Net interest income rose to a record $45.2 million, compared to $38.3 million in 2000.
- Asset quality remained high, with nonperforming loans at $3.4 million — representing just .46 percent of period-end loans outstanding.
- Cash dividends for the year totaled $.87 per share, a 14.5 percent increase, and a 5 percent stock dividend was distributed in November.
- The Russell 2000™ added Arrow Financial to its index of stocks in 2001. Our market value per share closed the year at $29.19, up 58.2 percent from December 31, 2000.

FINANCIAL HIGHLIGHTS

($ In Thousands, Except Per Share Amounts)

FOR THE YEAR	2001	2000	% Change
Net Interest Income	$ 45,185	$ 38,256	18.1%
Net Income	15,816	13,681	15.6
Basic Earnings Per Share[1]	2.07	1.79	15.6
Diluted Earnings Per Share[1]	2.04	1.78	14.6
Core Net Income[2]	15,638	13,579	15.2
Basic Earnings Per Share, Based on Core Net Income[1,2]	2.05	1.78	15.2
Diluted Earnings Per Share, Based on Core Net Income[1,2]	2.01	1.76	14.2
Cash Diluted Earnings Per Share, Based on Core Net Income[1,2,3]	2.09	1.83	14.2
Cash Dividends Per Share[1]	.87	.76	14.5

AT YEAR-END			
Assets	$ 1,151,007	$1,081,354	6.4%
Loans[6]	755,124	735,769	2.6
Deposits	885,498	858,925	3.1
Shareholders' Equity	91,504	80,781	13.3
Book Value[1]	11.99	10.61	13.0
Tangible Book Value[1,4]	10.69	9.18	16.4

SIGNIFICANT OPERATING RATIOS		
Return on Average Assets	1.41%	1.30%
Return on Average Equity	18.17	18.60
Return on Average Assets, Based on Core Net Income[2]	1.39	1.29
Return on Average Equity, Based on Core Net Income[2]	18.00	18.46
Efficiency Ratio[5]	51.71	53.34

ASSET QUALITY RATIOS		
Net Loan Charge-offs to Average Loans	.17%	.08%
Nonperforming Loans to Period-End Loans	.46	.28
Nonperforming Assets to Period-End Assets	.33	.24
Allowance for Loan Losses to Period-End Loans	1.29	1.19
Allowance for Loan Losses to Nonperforming Loans	282.72	424.67

[1] **Per Share** amounts have been restated for the November 2001 5 percent stock dividend.

[2] **Core Net Income** excludes net gains/losses on securities transactions and one-time material and nonrecurring items of income and expense.

[3] **Cash Earnings Per Share** adds back to core net income the amortization, net of tax, of goodwill associated with branch purchases.

[4] **Tangible Book Value** excludes from total equity intangible assets, primarily goodwill associated with branch purchases.

[5] **The Efficiency Ratio** is the ratio of core noninterest expense less goodwill amortization to the sum of tax-equivalent core net interest income and core noninterest income.

[6] **Loans** at December 31, 2001 do not include period-end balances of $28,057 from loan securitizations during 2001. These balances are included in securities available-for-sale.



$1,200
$1,100
$1,000
$900
$800
$700
$600
$500
$1,001
$1,081
$1,151
1999
2000
2001

DECEMBER 31

TOTAL ASSETS

Dollars in Millions

OPPORTUNITIES FOR GROWTH AND SERVICE



$2.10
$2.00
$1.90
$1.80
$1.70
$1.60
$1.50
$1.40
$1.30
$1.20
$1.10
$1.00
$1.59
$1.76
$2.01
1999
2000
2001

DILUTED CORE EARNINGS PER SHARE

Eleven reductions in the federal funds rate during 2001 drove brisk activity in residential financing and small business loans. The lower rates led to significant activity in refinancing as well as in financing for new construction and sales of existing properties.

With heightened consumer loan demand and a net interest margin of 4.41 percent, 10.0 percent higher than last year's, Arrow's net interest income for the year rose 18.1 percent.

Asset quality remained high; total nonperforming assets at year-end were $3.8 million, representing just .33 percent of total assets. Our allowance for loan losses at year-end was $9.7 million, nearly three times higher than the $3.4 million of nonperforming loans.

We offered online brokerage services in the first quarter, for the first time allowing our customers to buy and sell stocks over the Internet. For participants in 401(k) retirement plans administered by our Banks, we instituted online access to account statements, providing individuals with greater opportunities to review and manage their accounts. Income from asset management and fiduciary activities increased $378 thousand or 10.3 percent, to $4.1 million from $3.7 million.

In early 2001, North Country Investment Advisors, Inc. commenced operation as the investment advisor to the North Country Funds. We are one of the few community banks to manage its own proprietary mutual funds.

Our Visa® Check Card business continued to show strong consumer appeal. The check card can make paper checks and ATM cards things of the past. With a Glens Falls National or Saratoga National Visa Check Card, consumers can access their checking account anywhere Visa cards are accepted. Rather than face a monthly bill and perhaps pay interest, each purchase is deducted from the customer's checking account. Judging by the substantially increased volume, our customers like the speed, convenience and financial security of the Visa Check Card.

As Glens Falls National celebrated its 150th year, our employees continued to build on a long history of providing exceptional customer service. Well trained, dedicated people are the key to our strategy, which marries the personal attention consumers don't get elsewhere with technological advances that speed transactions, improve efficiency and reduce costs.

We are proud of the service provided by our employees. And we regularly receive comments like the following:

Dear Beth (Hajeck):

"Thank you, once again, for your care and concern for us. The personal service we have been given means so much and speaks volumes for Glens Falls National! You are a gem."

Sue Ford

Dear Mr. (Raymond) O' Conor:

"Although I have commented before ... your entire staff continues to provide excellent service. Everyone I have dealt with has been very effective and so nice.

For as many years as I've banked with you, and as a stockholder, you have all been wonderful."

Karen M. Lazar

In the Fall, we began the implementation of Platform Automation. This system makes opening an account and other transactions faster and more efficient while protecting customer privacy. Platform Automation became operational at Glens Falls National Bank's Main Office in 2001 and will be installed throughout our branch offices during 2002.

To prepare for continued growth, we doubled the capacity of our mainframe computer system in 2001. The expanded storage and computational power allowed us to sell data processing services to another community bank.

We continued to expand our branch network as well. In December, Saratoga National Bank completed construction of its third branch, which opened in January 2002. The West Avenue Office in Saratoga Springs brings to 26 our network of banking locations across Northern New York.

New ATMs were installed at Glens Falls National branch offices in South Glens Falls, Kingsbury, Queensbury and at our Glens Falls Broad Street location. We improved drive-in facilities at Broad Street, Queensbury and Granville.



$1.00
$.90
$.80
$.70
$.60
$.50
$.40
$.30
$.20
$.10
0
$.70
$.76
$.87
1999
2000
2001

CASH DIVIDENDS PER SHARE



$800
$700
$600
$500
$400
$300
$200
$100
0
$698
$745
$699
1999
2000
2001

DECEMBER 31

ASSETS UNDER TRUST ADMINISTRATION & INVESTMENT MANAGEMENT

Dollars in Millions



$4,500
$4,000
$3,500
$3,000
$2,500
$2,000
$1,500
$1,000
$500
0
$3,283
$3,681
$4,059
1999
2000
2001

TRUST AND ASSET MANAGEMENT INCOME

Dollars in Thousands



(Above): The Bank's early home on Glen Street, better known as "The Old Brownstone".







(Top Photo): Tom Hoy cuts a 150th Anniversary cake with Regional Development Board member Tom Beach looking on. Cake cutting ceremonies were held in all Glens Falls National Offices.

(Middle Photo): A record crowd attended Glens Falls National's 150th Anniversary Celebration at the Adirondack Lumberjacks' game held at East Field in Glens Falls.

(Bottom Photo): A special plaque from the City of Glens Falls honoring Glens Falls National for 150 years of service to the community was presented to Tom Hoy by Glens Falls National Director Emeritus Richard Bartlett (left).

Our tradition of supporting economic and community development continued in 2001. For example, Glens Falls National worked closely with the Plattsburgh Area Redevelopment Corp. (PARC) on projects at the former U.S. Air Force Base, providing more than $4 million in loans for renovations and improvements. Glens Falls National provided $1.3 million in financing for Glens Falls Hospital's new Renal Dialysis Center.

Dear Mr. Hoy:

"I wanted to let you know how satisfied we are with the management services you have provided for our revolving loan fund program ... a job well done."

William Davidson
Lake Champlain/Lake George
Regional Planning Board

Glens Falls National was awarded a $140,000 Federal Home Loan Bank of New York Affordable Housing Program Grant to distribute among qualified first-time home buyers with low or moderate incomes in Glens Falls. We continued our community forums on financial topics, including a directed program on ways the elderly and others can detect and report financial fraud.

Committed to Our Community, Our Country







(Above Photo): Glens Falls National employees and their families volunteered their time to raise awareness and contributions for the Annual "Walk to Cure Diabetes" held in Glens Falls.

(Top Right Photo): The first award from the grant of the Federal Home Loan Bank of New York Affordable Housing Program was made to Carrie Austin (second from left). Present are (left to right): Bill Tomkins from Shelter Planning & Development Corp., Carrie Austin and her son Nathan, Peggy Blake from Coldwell Banker, Glens Falls National's Peter Mastrangelo, Glens Falls Mayor Robert Regan, and Roy Thomas from the City of Glens Falls Community Development Office.

Our officers and employees are among the most committed volunteers in the community. In 2002, we will honor a Volunteer of the Year among our employees. Whether it's coaching Little League, hiking with the Girl Scouts or serving on the symphony board, our folks get the job done for their neighbors -- and our Banks are behind them all the way.

Dear Mike Seeley:

"On behalf of the World Awareness Children's Museum, thank you for participating in the Genie Corporate Challenge. Your personal efforts to raise money during the month of April are applauded.... Glens Falls National continues to show their support of the Museum's mission and goals. Your organization is commended for its ongoing stewardship to the cultural and arts organizations in our community..."

Lisa D. Sheridan, Genie Challenge Chairman
World Awareness Children's Museum







(Above Middle Photo): Plattsburgh Area Redevelopment Corp. (PARC) is expanding to meet the growing needs of the Plattsburgh area. Standing in front of a new building under construction is PARC's President and C.E.O. Daniel Wieneke (left), with Glens Falls National's David DeMarco.

(Bottom Photo): Glens Falls National's collection of antique banks was on display at LARAC's Lapham Gallery. Explaining the banks to local students is LARAC's Arts Services Director Rachael Hunsinger.

Exceptional Customer Service is Our Priority


SARATOGA
NATIONAL



(Above): Saratoga National Bank's newest office, located on West Avenue near Route 29 in Saratoga Springs, was completed in December. The West Avenue Office opened January 3, 2002 offering a full array of financial services and featuring four Drive-In Teller Lanes and a Drive-Up Automated Teller Machin

(Left): Mayor Kenneth Klotz of Saratoga Springs (2nd from right) and a Special Olympian presented the winning trophy to the Saratoga National Bank Road Race team at the "Silks and Satins 5k Road Race" to benefit Special Olympics.

Close customer attention, community involvement and an unwavering focus on the fundamentals of our core business have served our Company and our shareholders well. With those objectives, along with continued investment in technology, new products and employee education, we expect continued success for 2002.

Thank you for your support.

Sincerely,

Thomas L. Hoy
President and C.E.O.

Statement of Management Responsibility

The accompanying consolidated balance sheets and statements of income of Arrow Financial Corporation and subsidiaries have been prepared by management, which has the responsibility for their integrity and objectivity. The statements have been prepared in accordance with accounting principles generally accepted in the United States of America to reflect, in all material respects, the substance of financial events and transactions occurring during the respective periods.

In meeting its responsibility, management relies on Arrow Financial Corporation's accounting systems and related internal controls. These systems are designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. Augmenting these systems are written policies and procedures and audits performed by Arrow Financial Corporation's internal audit staff.

Thomas L. Hoy
President & C.E.O.

John J. Murphy
Executive Vice President,
Treasurer & C.F.O.

Independent Auditors' Report

The Board of Directors and Shareholders
of Arrow Financial Corporation:

We have audited, in accordance with auditing standards generally accepted in the United States of America, the consolidated balance sheets of Arrow Financial Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2001 (not presented herein); and in our report dated January 29, 2002, we expressed an unqualified opinion on those consolidated financial statements.

In our opinion, the information set forth in the accompanying condensed consolidated balance sheets and statements of income is fairly stated, in all material respects, in relation to the consolidated financial statements from which it has been derived.

KPMG LLP

Albany, New York
February 11, 2002

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES

(Dollars in Thousands)

	December 31, 2001	2000
ASSETS		
Cash and Due from Banks	$ 27,944	$ 26,612
Federal Funds Sold	14,000	—
Cash and Cash Equivalents	41,944	26,612
Securities Available-for-Sale	251,694	229,026
Securities Held-to-Maturity (Approximate Fair Value of $75,786 in 2001 and $61,922 in 2000)	74,956	60,580
Loans	755,124	735,769
Less: Allowance for Loan Losses	(9,720)	(8,727)
Net Loans	745,404	727,042
Premises and Equipment, Net	13,095	12,395
Other Real Estate and Repossessed Assets, Net	360	575
Other Assets	23,554	25,124
Total Assets	$1,151,007	$ 1,081,354
LIABILITIES		
Deposits:		
Demand	$ 124,777	$ 114,398
Regular Savings, N.O.W. & Money Market Deposit Accounts	457,171	380,343
Time Deposits of $100,000 or More	109,023	162,296
Other Time Deposits	194,527	201,888
Total Deposits	885,498	858,925
Short-Term Borrowings:		
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	32,310	33,123
Other Short-Term Borrowings	5,335	4,574
Federal Home Loan Bank Advances	115,000	85,200
Guaranteed Preferred Beneficial Interests in Corporation's Junior Subordinated Debentures	5,000	5,000
Other Liabilities	16,360	13,751
Total Liabilities	1,059,503	1,000,573
SHAREHOLDERS' EQUITY		
Preferred Stock, $5 Par Value; 1,000,000 Shares Authorized	—	—
Common Stock, $1 Par Value; 20,000,000 Shares Authorized (9,970,376 Shares Issued in 2001 and 9,495,596 Shares Issued in 2000)	9,970	9,496
Surplus	99,459	85,531
Undivided Profits	17,268	21,920
Unallocated ESOP Shares (98,478 Shares in 2001 and 113,079 Shares in 2000)	(1,941)	(2,358)
Accumulated Other Comprehensive Income (Loss)	1,562	(178)
Treasury Stock, at Cost (2,239,451 Shares in 2001 and 2,133,994 Shares in 2000)	(34,814)	(33,630)
Total Shareholders' Equity	91,504	80,781
Total Liabilities and Shareholders' Equity	$1,151,007	$ 1,081,354

CONSOLIDATED STATEMENTS OF INCOME

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES

(Dollars in Thousands, Except Per Share Data)

	Years Ended December 31, 2001	2000	1999
INTEREST AND DIVIDEND INCOME			
Interest and Fees on Loans and Leases	$ 60,226	$ 57,058	$ 48,317
Interest on Federal Funds Sold	760	317	522
Interest and Dividends on Securities Available-for-Sale	14,216	15,408	15,557
Interest on Securities Held-to-Maturity	3,155	2,841	2,739
Total Interest and Dividend Income	78,357	75,624	67,135
INTEREST EXPENSE			
Interest on Deposits:			
Time Deposits of $100,000 or More	6,216	9,008	6,413
Other Deposits	19,190	21,616	18,550
Interest on Short-Term Borrowings:			
Federal Funds Purchased and Securities Sold Under Agreements to Repurchase	1,034	1,460	1,447
Other Short-Term Borrowings	124	218	155
Federal Home Loan Bank Advances	6,133	4,591	2,684
Guaranteed Preferred Beneficial Interests in Corporation's Junior Subordinated Debentures	475	475	17
Total Interest Expense	33,172	37,368	29,266
NET INTEREST INCOME	45,185	38,256	37,869
Provision for Loan Losses	2,289	1,471	1,424
NET INTEREST INCOME AFTER PROVISION FOR LOAN LOSSES	42,896	36,785	36,445
OTHER INCOME			
Income from Fiduciary Activities	4,059	3,681	3,283
Fees for Other Services to Customers	5,302	5,222	4,799
Net Gains (Losses) on Securities Transactions	195	(595)	(4)
Net Gain on Sale of Credit Card Portfolio	—	825	—
Other Operating Income	963	1,056	1,300
Total Other Income	10,519	10,189	9,378
OTHER EXPENSE			
Salaries and Employee Benefits	17,233	15,592	15,160
Occupancy Expense of Premises, Net	2,248	1,978	1,830
Furniture and Equipment Expense	2,462	2,466	2,435
Other Operating Expense	8,601	7,546	7,873
Total Other Expense	30,544	27,582	27,298
INCOME BEFORE PROVISION FOR INCOME TAXES	22,871	19,392	18,525
Provision for Income Taxes	7,055	5,711	5,666
NET INCOME	$ 15,816	$ 13,681	$ 12,859
Average Shares Outstanding:			
Basic	7,632	7,642	8,021
Diluted	7,764	7,706	8,129
Earnings Per Common Share:			
Basic	$ 2.07	$ 1.79	$ 1.60
Diluted	2.04	1.78	1.58

All share and per share amounts have been adjusted for the 2001 five percent stock dividend.

ARROW FINANCIAL CORPORATION AND SUBSIDIARIES

(Dollars in Thousands, Except Per Share Amounts)

Years Ended December 31,	2001	2000	1999	1998	1997
Condensed Income Statement					
Interest and Dividend Income	$ 78,357	$ 75,624	$ 67,135	$ 63,033	$ 54,861
Interest Expense	33,172	37,368	29,266	28,142	23,887
Net Interest Income	45,185	38,256	37,869	34,891	30,974
Provision for Loan Losses	2,289	1,471	1,424	1,386	1,303
Net Interest Income After Provision for Loan Losses	42,896	36,785	36,445	33,505	29,671
Other Income	10,519	10,189	9,378	8,580	8,183
Other Expense	30,544	27,582	27,298	24,506	21,702
Income Before Taxes	22,871	19,392	18,525	17,579	16,152
Provision for Income Taxes	7,055	5,711	5,666	5,744	5,155
Net Income	$ 15,816	$ 13,681	$ 12,859	$ 11,835	$ 10,997
Share and Per Share Data [1] (Restated for stock split/dividends)					
Basic Average Shares Outstanding	7,632	7,642	8,021	8,272	8,440
Diluted Average Shares Outstanding	7,764	7,706	8,129	8,399	8,554
Basic Earnings Per Share	$ 2.07	$ 1.79	$ 1.60	$ 1.43	$ 1.30
Diluted Earnings Per Share	2.04	1.78	1.58	1.41	1.29
Cash Dividends	.87	.76	.69	.62	.54
Diluted Earnings Per Share, Based on Core Net Income[2]	2.01	1.76	1.59	1.38	1.17
Cash Diluted Earnings Per Share[3]	2.09	1.83	1.67	1.45	1.21
Book Value	11.99	10.61	9.27	9.44	8.88
Tangible Book Value[4]	10.69	9.18	7.74	7.87	7.21
Period-end Balances					
Assets	$ 1,151,007	$ 1,081,354	$ 1,001,107	$ 939,029	$ 831,599
Loans	755,124	735,769	655,820	546,126	485,810
Deposits	885,498	858,925	795,197	775,597	720,915
Shareholders' Equity	91,504	80,781	72,287	77,146	73,871
Key Ratios					
Earnings:					
Return on Average Assets	1.41%	1.30%	1.33%	1.36%	1.49%
Return on Average Equity	18.17	18.60	17.02	15.51	15.19
Efficiency Ratio[5]	51.71	53.34	53.72	53.37	54.06
Net Interest Margin[6]	4.41	4.01	4.31	4.40	4.64
Asset Quality:					
Net Loan Charge-offs to Average Loans	.17	.08	.06	.16	.32
Nonperforming Loans to Period-End Loans	.46	.28	.32	.54	.76
Nonperforming Assets to Period-End Assets	.33	.24	.27	.38	.49
Allowance for Loan Losses to Period-End Loans	1.29	1.19	1.19	1.23	1.27
Allowance for Loan Losses to Nonperforming Loans	282.72	424.67	371.20	230.32	168.05
Capital:					
Tier 1 Capital to Quarterly Average Assets	7.5	7.0	7.0	7.1	7.3
Tier 1 Capital to Risk-adjusted Assets	11.3	10.4	10.8	11.2	12.2
Total Capital to Risk-adjusted Assets	12.5	11.6	12.1	12.4	13.5

[1] **Per Share** amounts have been restated for the November 2001 5 percent stock dividend.
[2] **Core Net Income** excludes net gains/losses on securities transactions and one-time material and nonrecurring items of income and expense.
[3] **Cash Earnings Per Share** adds back to core net income the amortization, net of tax, of goodwill associated with branch purchases.
[4] **Tangible Book Value** excludes from total equity intangible assets, primarily goodwill associated with branch purchases.
[5] **The Efficiency Ratio** is the ratio of core noninterest expense less goodwill amortization to the sum of tax-equivalent core net interest income and core noninterest income.
[6] **Net Interest Margin** is the ratio of tax-equivalent net interest income to average earning assets.

Arrow Financial Corporation
Board of Directors



David L. Moynehan
President
Riverside Gas & Oil Co., Inc.



Richard J. Reisman, D.M.D.
Chairman
Department of Dentistry
Glens Falls Hospital



Jan-Eric O. Bergstedt
Vice President
Kadant, Inc.



John J. Carusone, Jr.
Attorney
Carusone & Carusone



Michael F. Massiano
Chairman of the Board





Mary-Elizabeth T. FitzGerald
Retired Executive Director
Tri-County United Way



Elizabeth O'C. Little
Assemblywoman 109th District
New York State



David G. Kruczlnicki
President & C.E.O.
Glens Falls Hospital



Thomas L. Hoy
President & C.E.O.



Kenneth C. Hopper, M.D.
Chairman & C.E.O.
Northeastern Clinical
& Toxicology Laboratories, Inc.

Executive Officers

Thomas L. Hoy
President & C.E.O.

John J. Murphy
Executive Vice President,
Treasurer & C.F.O.

Gerard R. Bilodeau
Senior Vice President
& Corporate Secretary

John C. Van Leeuwen
Senior Vice President
& Chief Credit Officer

DIRECTORS

Jan-Eric O. Bergstedt
Vice President
Kadant, Inc.

Mary-Elizabeth T. FitzGerald
Retired Executive Director
Tri-County United Way

Kenneth C. Hopper, M.D.
Chairman & C.E.O.
Northeastern Clinical
& Toxicology Laboratories, Inc.

Thomas L. Hoy
President & C.E.O.

David G. Kruczlnicki
President & C.E.O.
Glens Falls Hospital

Elizabeth O'C. Little
Assemblywoman 109th District
New York State

Michael F. Massiano
Chairman of the Board

David L. Moynehan
President
Riverside Gas & Oil Co., Inc.

Richard J. Reisman, D.M.D.
Chairman
Department of Dentistry
Glens Falls Hospital

DIRECTORS EMERITI

Richard J. Bartlett, Esq.
Michael B. Clarke
Elisabeth B. Day
George C. Frost
O. E. S. Hedbring
Herbert A. Heineman, Jr.
Dr. Edward F. Huntington
Robert P. Larson, C.F.A.
Doris E. Ornstein
Stephen H. Physioc
Daniel L. Robertson
Charles R. Wood

REGIONAL DEVELOPMENT BOARD

D. Gordon Ashton, Jr.
Thomas C. Beach
Brian O. Blackburn
William J. Brennan, Jr., D.D.S.
William C. Bryant
Carol A. Carmody
Herbert O. Carpenter
James A. Catalfimo, Esq.
Dr. Nancy J. Church
John P. Cushing
Ronald F. Davies
Darryl L. Decker
James W. Del Signore
Franklin A. DePeters, M.D.
Alan D. Eicher, C.P.A.
Robert F. Folley, D.D.S.
Robert K. Fosberry
Charles D. Gijanto
James A. Girard
George W. Goetz
Jeffrey S. Gohn, C.P.A.
Preston L. Jenkins, C.P.A.
Katherine V. Juckett
John J. Kelly
Judith L. Klingebiel, C.P.A.
C. Walter Lender
Donald F. Lilley
Theodore J. Luck
Victor Macri, Jr.
Thomas W. Magee
Rick N. Martindale, C.P.A.
John A. Matochik, Jr., D.V.M.
Paul R. McPhillips
Robert C. Morris, Esq.
Thomas J. Murphy, C.P.A.
George R. Nemec
Dante J. Orsini
Randolph E. Parker, Esq.
Graeme F. Parrish
Mark J. Rogers, Esq.
Thomas J. Ross, C.P.A.
Donald R. Schneider, Sr.
Robert C. Smith
Jack J. Toney
Joseph J. Turcotte, Sr.
Gary C. Wilson
Michael G. Woodbury

OFFICERS

Thomas L. Hoy
President & C.E.O.

ACCOUNTING GROUP

John J. Murphy
Executive Vice President,
Treasurer & C.F.O.

Jeffrey S. Spaulding
Vice President & Comptroller

Terry R. Goodemote, C.P.A.
Vice President

Sandra A. Goyette
Vice President

COMMUNITY DEVELOPMENT, BUSINESS DEVELOPMENT, MARKETING & STRATEGY PLANNING GROUP

Michael P. Brassel
Senior Vice President

CORPORATE DEVELOPMENT

David S. DeMarco
Vice President

Peter F. Mastrangelo
Vice President &
C.R.A. Officer

MARKETING & INVESTOR RELATIONS

Timothy C. Badger
Vice President

Brian T. Murphy
Marketing Officer

FINANCIAL ADVISORY SERVICES

Lincoln D. Cathers
Financial Advisory Services Officer

DATA PROCESSING GROUP

John M. Sperry
Senior Vice President

Susan L. Persbacker
Vice President

William R. Passineau
Systems Officer

Michelle A. Guy
Systems Officer

Mary A. Cloutier
Systems Officer

PERSONNEL, COMPLIANCE & TRAINING GROUP

Gerard R. Bilodeau
Senior Vice President & Cashier

PERSONNEL

Sally J. Costello
Vice President

COMPLIANCE & TRAINING

Peter J. Lareau
Vice President & Corporate
Compliance Officer

Melissa S. LaFiura
Training Officer

BRANCH, FACILITIES, & OPERATIONS GROUP

Stephen W. Miller
Senior Vice President

BRANCHES

Carol A. Cicero
Vice President

Katherine M. Dier
Vice President

James L. Flanders
Vice President

Joseph W. Kelly
Vice President

Alexander W. C. MacLean
Vice President

Ronald A. Marino
Vice President

Dennis L. Martinez
Vice President

Richard W. Norman
Vice President

Roger A. VanGuilder
Vice President

John M. VanNatten
Vice President

Daniel P. Van Wie
Vice President

Anthony J. Cafaro, Jr.
Assistant Vice President

Lynn B. Crayford
Assistant Vice President

David J. Penzer
Assistant Vice President

Irene M. Putnam
Assistant Vice President

Richard M. Williams
Assistant Vice President

Charlene E. Bolster
Branch Officer

Linda T. DuRoss
Branch Officer

Carole A. Hawkins
Branch Officer

Robert L. Mangine
Branch Officer

Reine A. Monroe
Branch Officer

Elyne O. Neddo
Branch Officer

Paulette S. Wheeler
Branch Officer

OPERATIONS

Charles J. Herrick
Vice President

Michael R. Seeley
Deposit Services Officer

FACILITIES

John F. Meinrenken
Vice President

BANKCARD MERCHANT SERVICES

Glenn T. Ellsworth
Bankcard Officer

DIRECTORS

John J. Carusone, Jr.
Attorney
Carusone & Carusone

Gary C. Dake
President
Stewart's Processing Corporation

Fil L. Fina, Jr.
President
Adirondack Thermal Energy Corporation

M. James Higgins
President
Saratoga Motors, Inc.

Raymond F. O'Conor
President & C.E.O.

Sondra G. Silverhart
Real Estate Broker

Philip R. Stephenson
Chairman of the Board

DIRECTORS EMERITI

Alexander Aldrich
Ellsworth Jones
A. C. Riley

COMMUNITY ADVISORY BOARD

Andrij O. Baran, M.D.
Reverend Arnold J. Byrd
Richard F. DeVall, Esq.
Stephen L. Ferraro, C.P.A.
Craig R. Gould
Cynthia D. Hollowood
Matthew J. Jones, Esq.
Lynette C. Whaley
Rose M. Zacek

OFFICERS

Raymond F. O'Conor
President & C.E.O.

Timothy E. Butterfield
Vice President & Senior Loan Officer

Richard C. Schultz, Jr.
Vice President & CRA Officer

Colleen R. Hamel
Vice President

Randy M. Anastasia
Assistant Vice President

Cathy A. Hanna
Branch Officer

Martha A. McQuigge
Mortgage Officer

LOAN GROUP

John C. Van Leeuwen
Senior Vice President & Chief Credit Officer

Michael H. Cunningham
Senior Vice President

CORPORATE BANKING

Robert J. Miles
Vice President

Frank E. Lemery
Vice President

David D. Kaiser
Vice President

Timothy J. Collins
Vice President

Jane C. McLaughlin
Assistant Vice President

CREDIT ADMINISTRATION

Patricia A. Bryant
Vice President

CONSUMER LENDING

Charles R. Petit
Vice President

Peter F. Luciano
Vice President

John J. Homkey
Vice President

Donna L. Partridge
Vice President

Mark D. Hogan
Vice President

Virginia M. Sullivan
Assistant Vice President

Jean M. Bureau
Assistant Vice President

Janice E. Morgan
Consumer Loan Officer

Thomas P. Duffy
Collection Officer/Manager

Paul J. Delzotto
Collection Officer

Daniel A. Segrell
Indirect Loan Officer

Lawrence J. Hyde
Indirect Loan Business Development Officer

Thomas A. Warner
Indirect Loan Business Development Officer

TRUST, INVESTMENT & FINANCIAL SERVICES GROUP

John E. Arsenault
Senior Vice President & Senior Trust Officer

TRUST BUSINESS DEVELOPMENT

M. Sheila Corbett
Vice President & Trust Officer

James W. Brown III
Vice President & Trust Officer

INVESTMENT

Michael S. Dier
Vice President & Chief Investment Officer

Anita R. Manolt
Vice President & Investment Officer

Linda M. Pepe
Assistant Vice President & Investment Officer

Manuel S. Orta
Assistant Investment Officer

Sonya A. Scally
Assistant Investment Officer

TRUST

Sandra B. Fowlkes
Vice President & Trust Officer

John B. Corcoran, Jr., C.T.F.A.
Vice President & Trust Officer

Wendy L. Sabo
Trust Tax & Compliance Officer

Laura A. Vamvalis
Trust Officer

RETIREMENT PLAN SERVICES

Laurie A. LaFountain
Vice President & Trust Officer

Beth A. Hajeck
Employee Benefits Officer

Erin M. Cornish
Assistant Employee Benefits Officer

FINANCIAL SERVICES

Linda P. Wilson
Financial Services Officer

AUDIT & LOAN REVIEW

Peter M. Partridge, C.B.A.
Corporate Auditor

AUDIT

Susan D. McCormick, C.P.A. (MD)
Audit Officer

Carol A. Carpenter
Audit Officer

LOAN REVIEW

Joy M. Mosseau
Loan Review Officer

GLENS FALLS NATIONAL
BANK AND TRUST COMPANY

Offices

Main Office (ATM)
250 Glen Street
Glens Falls, NY 12801
518/793-4121

Bay Road Office (ATM)
402 Bay Road
Queensbury, NY 12804
518/743-8349

Broad Street Plaza Office (ATM)
Four Broad Street Plaza
Glens Falls, NY 12801
518/793-8844

Cambridge Office (ATM)
25 West Main Street
Cambridge, NY 12816
518/677-2642

Chestertown Office (ATM)
6353 State Route 9
Chestertown, NY 12817
518/494-2691

Cornelia Street Office (ATM)
308 Cornelia Street
Plattsburgh, NY 12901
518/566-6650

Fort Ann Office
110 George Street
Fort Ann, NY 12827
518/639-5591

Fort Edward Office
159 Broadway
Fort Edward, NY 12828
518/747-4165

Granville Office (ATM)
8646 State Route 22
Granville, NY 12832
518/642-2206

Greenwich Office (ATM)
132 Main Street
Greenwich, NY 12834
518/692-2201

Kingsbury Office (ATM)
3019 State Route 4
Hudson Falls, NY 12839
518/747-2061

Lake George Office (ATM)
2252 State Route 9
Lake George, NY 12845
518/668-5461

Lake Luzerne Office (ATM)
15 Main Street
Lake Luzerne, NY 12846
518/696-5819

Plattsburgh Office (ATM)
25 Margaret Street
Plattsburgh, NY 12901
518/561-3101

Port Henry Office
4307 Main Street
Port Henry, NY 12974
518/546-3312

Queensbury Office (ATM)
696 Upper Glen Street
Queensbury, NY 12804
518/793-9656

Schroon Lake Office (ATM)
Route 9
Schroon Lake, NY 12870
518/532-7121

Schuylerville Office (ATM)
73 Broad Street
Schuylerville, NY 12871
518/695-3224

South Glens Falls Office (ATM)
Route 9
South Glens Falls, NY 12803
518/793-4431

Ticonderoga Office
123 Montcalm Street
Ticonderoga, NY 12883
518/585-9025

Ticonderoga Drive-In Office (ATM)
Wicker Street, Route 9N
Ticonderoga, NY 12883
518/585-3621

Warrensburg Office (ATM)
3853 Main Street
Warrensburg, NY 12885
518/623-3036

Washington County Office (ATM)
343 Broadway
Fort Edward, NY 12828
518/747-0601

www.gfnational.com



Cornelia Street
Plattsburgh
Port Henry
Schroon Lake
Ticonderoga Drive-In
Ticonderoga
Chestertown
Warrensburg
Lake George
Fort Ann
Granville
Bay Road
Queensbury
Lake Luzerne
Broad St.
Kingsbury
Main Office
Washington Cty.
Fort Edward
S. Glens Falls
Wilton
Schuylerville
Greenwich
West Avenue
Saratoga Springs
Cambridge

SARATOGA NATIONAL
BANK AND TRUST COMPANY

Offices

Main Office (ATM)
171 South Broadway
Saratoga Springs, NY 12866
518/583-3114

West Avenue Office (ATM)
91 West Avenue
Saratoga Springs, NY 12866
518/583-6504

Wilton Office (ATM)
3 Carpenter Lane & Route 9
Wilton, NY 12866
518/584-8120

www.saratoganational.com

ATM: Automated Teller Machine/24-Hour Banking Location

The Company

Arrow Financial Corporation, a New York corporation, is a bank holding company organized in 1983 and headquartered in Glens Falls, New York. The Company is registered with and supervised by the Board of Governors of the Federal Reserve System. The principal activities of the Company consist of the ownership, supervision and control of its bank subsidiaries, the Glens Falls National Bank and Trust Company and the Saratoga National Bank and Trust Company. Each bank is a member of the Federal Deposit Insurance Corporation and is subject to regulation and supervision by the Federal Reserve and the Comptroller of the Currency.

The Company, through its subsidiary banks, serves upstate New York with twenty-six offices and offers electronic banking through automated teller machines, point-of-sale terminals and Internet Banking.

As full service commercial banks, the Company's subsidiaries provide a broad range of financial products, including trust services, demand and time deposit accounts, and mortgage, consumer and commercial loans.

Form 10-K

A copy of the Proxy, including Form 10-K (Annual Report) for 2001 filed with the Securities and Exchange Commission by the Company may be obtained by shareholders, without charge, by written request to:

Investor Relations
Arrow Financial Corporation
250 Glen Street
Glens Falls, New York 12801

Annual Meeting

The Annual Meeting of Shareholders will be held on Wednesday, May 1, 2002, at 10:00 a.m., at the Queensbury Hotel, Maple & Ridge Streets, Glens Falls, New York 12801.

Stock Listing

The Company's common stock is listed on The Nasdaq Stock Market℠ under the symbol "AROW". Price quotations appear in The Wall Street Journal, The New York Times and local newspapers.

Transfer Agent

American Stock Transfer and Trust Company
59 Maiden Lane
New York, New York 10038
Tel.: 800-937-5449

Dividend Reinvestment Plan

The Arrow Financial Corporation Dividend Reinvestment Plan offers shareholders a convenient and economical way to acquire additional common stock of Arrow Financial Corporation without payment of any brokerage commission.

Participants in the Plan may reinvest all stock and cash dividends as well as make optional cash contributions. Since the Plan is entirely voluntary, you may join at any time and terminate whenever you wish. For more information, please visit our website, www.arrowfinancial.com or contact the American Stock Transfer and Trust Company at 800-278-4353.

Market Makers

Wachovia Securities
80 State Street
Albany, NY 12207
Tel.: 800-817-8252

Lehman Brothers
80 State Street
Albany, NY 12207
Tel.: 800-426-0287

McConnell, Budd & Romano, Inc.
365 South Street
Morristown, NJ 07960
Tel.: 800-538-6957

Putnam Lovell Securities Inc.
The Park Avenue Tower
65 East 55th Street, 34th Floor
New York, NY 10022
Tel.: 877-428-9960

Ryan, Beck & Company
220 South Orange Avenue
Livingston, NJ 07039
Tel.: 800-342-2325

Tucker Anthony Incorporated
530 Franklin Street
Schenectady, NY 12301
Tel.: 800-992-0012


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